UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

R1 RCM INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

77634L 105

(CUSIP Number)

Glenn Miller

c/o TowerBrook Capital Partners L.P.

Park Avenue Tower

65 East 55th Street, 19th Floor

New York, NY 10022

(212) 699-2200

Copy to:

Steven A. Cohen

Victor Goldfeld

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

(212) 403-1000

Christine McCoy

c/o Ascension Health Alliance

101 S. Hanley Road, Suite 450

St. Louis, MO 63105

(314) 733-8000

Copy to:

Stephen A. Infante

Covington & Burling LLP

620 Eighth Avenue

New York, NY 10018

(212) 841-1000

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

July 31, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 77634L 105

1.	NAMES OF REPORTING PERSONS TCP-ASC ACHI Series LLLP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 164,754,055 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 164,754,055 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 164,754,055 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 35.7% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) PN

(1) Consists of 124,289,200 shares of Common Stock and 40,464,855 shares of Common Stock issuable upon exercise of the Warrant.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 421,255,230 shares of Common Stock outstanding as of May 6, 2024 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 8, 2024 and (2) 40,464,855 shares of Common Stock issuable upon exercise of the Warrant (see Note 1).

CUSIP No. 77634L 105
1.	NAMES OF REPORTING PERSONS TCP-ASC GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 164,754,055 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 164,754,055 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 164,754,055 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 35.7% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1) Consists of 124,289,200 shares of Common Stock and 40,464,855 shares of Common Stock issuable upon exercise of the Warrant.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 421,255,230 shares of Common Stock outstanding as of May 6, 2024 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on May 8, 2024 and (2) 40,464,855 shares of Common Stock issuable upon exercise of the Warrant (see Note 1).

CUSIP No. 77634L 105
1.	NAMES OF REPORTING PERSONS TI IV ACHI Holdings GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 164,754,055 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 164,754,055 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 164,754,055 (1) (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 35.7% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1) Consists of 124,289,200 shares of Common Stock and 40,464,855 shares of Common Stock issuable upon exercise of the Warrant.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 421,255,230 shares of Common Stock outstanding as of May 6, 2024 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on May 8, 2024 and (2) 40,464,855 shares of Common Stock issuable upon exercise of the Warrant (see Note 1).

(3) TI IV ACHI Holdings GP, LLC disclaims beneficial ownership of 75,889,325 shares of Common Stock held directly by Series AS (as defined in Item 6 herein).

CUSIP No. 77634L 105
1.	NAMES OF REPORTING PERSONS TI IV ACHI Holdings, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 164,754,055 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 164,754,055 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 164,754,055 (1) (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 35.7% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) PN

(1) Consists of 124,289,200 shares of Common Stock and 40,464,855 shares of Common Stock issuable upon exercise of the Warrant.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 421,255,230 shares of Common Stock outstanding as of May 6, 2024 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on May 8, 2024 and (2) 40,464,855 shares of Common Stock issuable upon exercise of the Warrant (see Note 1).

(3) TI IV ACHI Holdings GP, LLC disclaims beneficial ownership of 75,889,325 shares of Common Stock held directly by Series AS (as defined in Item 6 herein).

CUSIP No. 77634L 105
1.	NAMES OF REPORTING PERSONS TowerBrook Investors Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 164,754,055 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 164,754,055 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 164,754,055 (1) (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 35.7% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1) Consists of 124,289,200 shares of Common Stock and 40,464,855 shares of Common Stock issuable upon exercise of the Warrant.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 421,255,230 shares of Common Stock outstanding as of May 6, 2024 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on May 8, 2024 and (2) 40,464,855 shares of Common Stock issuable upon exercise of the Warrant (see Note 1).

(3) TowerBrook Investors Ltd. disclaims beneficial ownership of 75,889,325 shares of Common Stock held directly by Series AS (as defined in Item 6 herein).

CUSIP No. 77634L 105
1.	NAMES OF REPORTING PERSONS Neal Moszkowski
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 164,754,055 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 164,754,055 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 164,754,055 (1) (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 35.7% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) Consists of 124,289,200 shares of Common Stock and 40,464,855 shares of Common Stock issuable upon exercise of the Warrant.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 421,255,230 shares of Common Stock outstanding as of May 6, 2024 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on May 8, 2024 and (2) 40,464,855 shares of Common Stock issuable upon exercise of the Warrant (see Note 1).

(3) Neal Moszkowski disclaims beneficial ownership of 75,889,325 shares of Common Stock held directly by Series AS (as defined in Item 6 herein).

CUSIP No. 77634L 105
1.	NAMES OF REPORTING PERSONS Jonathan Bilzin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 164,754,055 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 164,754,055 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 164,754,055 (1) (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 35.7% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) Consists of 124,289,200 shares of Common Stock and 40,464,855 shares of Common Stock issuable upon exercise of the Warrant.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 421,255,230 shares of Common Stock outstanding as of May 6, 2024 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on May 8, 2024 and (2) 40,464,855 shares of Common Stock issuable upon exercise of the Warrant (see Note 1).

(3) Jonathan Bilzin disclaims beneficial ownership of 75,889,325 shares of Common Stock held directly by Series AS (as defined in Item 6 herein).

CUSIP No. 77634L 105
1.	NAMES OF REPORTING PERSONS Karim Saddi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 164,754,055 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 164,754,055 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 164,754,055 (1) (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 35.7% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) Consists of 124,289,200 shares of Common Stock and 40,464,855 shares of Common Stock issuable upon exercise of the Warrant.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 421,255,230 shares of Common Stock outstanding as of May 6, 2024 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on May 8, 2024 and (2) 40,464,855 shares of Common Stock issuable upon exercise of the Warrant (see Note 1).

(3) Karim Saddi disclaims beneficial ownership of 75,889,325 shares of Common Stock held directly by Series AS (as defined in Item 6 herein).

CUSIP No. 77634L 105
1.	NAMES OF REPORTING PERSONS ASCENSION HEALTH ALLIANCE
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 164,754,055 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 164,754,055 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock: 164,754,055 (1) (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock: 35.7% (1) (2)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1) Consists of 124,289,200 shares of Common Stock and 40,464,855 shares of Common Stock issuable upon exercise of the Warrant.

(2) For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Common Stock outstanding is based on (1) 421,255,230 shares of Common Stock outstanding as of May 6, 2024 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on May 8, 2024 and (2) 40,464,855 shares of Common Stock issuable upon exercise of the Warrant (see Note 1).

(3) Ascension Health Alliance disclaims beneficial ownership of 88,864,730 shares of Common Stock held directly by Series TB (as defined in Item 6 herein).

This Amendment No. 10 to Schedule 13D (this “Amendment No. 10”) amends and supplements the statement on Schedule 13D jointly filed by TCP-ASC ACHI Series LLLP (the “Partnership”), TCP-ASC GP, LLC, TI IV ACHI Holdings GP, LLC, TI IV ACHI Holdings, LP, TowerBrook Investors Ltd., Neal Moszkowski, Jonathan Bilzin, Karim Saddi and Ascension Health Alliance d/b/a Ascension (the “Reporting Persons”) with the Securities Exchange Commission (the “Commission”) on June 21, 2022, as amended on September 13, 2022, October 3, 2023, February 6, 2024, March 11, 2024, May 7, 2024, June 3, 2024, June 13, 2024, July 5, 2024 and July 19, 2024 (as it may be amended from time to time, this “Statement”), relating to the common stock, $0.01 par value per share (the “Common Stock”), of R1 RCM Inc. (the “Issuer”). Initially capitalized terms used in this Amendment No. 10 that are not otherwise defined herein shall have the same meanings attributed to them in the Schedule 13D. Except as expressly provided herein, all Items of the Schedule 13D remain unchanged.

ITEM 4. Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Merger Agreement

On July 31, 2024, the Partnership, TowerBrook Capital Partners L.P. and CD&R submitted to the Special Committee of the Board (the “Special Committee”) a non-binding proposal to acquire all of the outstanding shares of Common Stock that are not currently owned by the Partnership, TowerBrook Capital Partners L.P., or affiliates thereof for cash consideration of $14.30 per share.

On July 31, 2024, the Issuer, entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Raven Acquisition Holdings, LLC, a Delaware limited liability company (“Parent”), and Project Raven Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”, and together with Parent, the “Buyer Parties”), providing for, among other things and on the terms and subject to the conditions set forth therein, the merger of Merger Sub with and into the Issuer, with the Issuer continuing as the surviving corporation (the “Merger”). Capitalized terms used in this section entitled “Merger Agreement” but not otherwise defined below have the meaning set forth in the Merger Agreement.

The Special Committee unanimously determined that the Merger Agreement and the transactions contemplated thereby are advisable, fair to and in the best interests of the Issuer and the stockholders of the Issuer not affiliated with the Buyer Parties (the “Unaffiliated Issuer Stockholders”), recommended to the Board that it approve the Merger Agreement and the transactions contemplated thereby and recommended that the Unaffiliated Issuer Stockholders adopt the Merger Agreement at a meeting of the Issuer’s stockholders (the “Issuer Stockholders”). Thereafter, the Board determined that the Merger Agreement and the transactions contemplated thereby are advisable, fair to and in the best interests of the Issuer and the Issuer Stockholders, approved the Merger Agreement, directed that the Merger Agreement be submitted to the Issuer Stockholders for its adoption at a meeting of the Issuer Stockholders, and recommended that the Issuer Stockholders adopt the Merger Agreement.

Following the date of the Merger Agreement and prior to the closing of the Merger on the terms and subject to the conditions set forth therein (the “Closing”), one or more Issuer Stockholders (collectively, the “Rollover Stockholders”) may each enter into a rollover agreement with Raven TopCo, L.P., a Delaware limited partnership and an indirect parent entity of Parent (“Holdings”), or any subsidiary of Holdings that is wholly owned prior to the Closing (each a “Holdings Subsidiary”), on terms mutually agreeable among Parent and the parties to such agreement (collectively, the “Rollover Agreements”), pursuant to which, among other things, each such Rollover Stockholder will, immediately prior to the Closing, transfer or contribute a number of shares of Common Stock (such shares, the “Rollover Shares”) to Holdings or a Holdings Subsidiary in exchange for equity interests of Holdings or such Holdings Subsidiary having an equivalent value, on the terms and subject to the conditions set forth in the applicable Rollover Agreement. The holders of the Rollover Shares will not be entitled to receive the Per Share Price (as defined below) in respect of the Rollover Shares.

At the effective time of the Merger (the “Effective Time”):

(i)            each share of Common Stock outstanding as of immediately prior to the Effective Time (other than shares held by (1) the Issuer, Buyer Parties, Holdings, any Holdings Subsidiary (including the Rollover Shares) or the Partnership (such shares the “Owned Issuer Shares”), (2) any direct or indirect wholly owned Subsidiary of the Issuer or Parent (other than Merger Sub) (the “Subsidiary Owned Shares”) and (3) stockholders who have properly and validly exercised their statutory rights of appraisal in respect of such shares in accordance with Section 262 of the General Corporation Law of the State of Delaware (the “DGCL,” and such shares, the “Dissenting Issuer Shares”)) will be cancelled and extinguished and automatically converted into the right to receive cash in an amount equal to $14.30, without interest thereon (the “Per Share Price”);

(ii)           each Owned Issuer Share will be cancelled and extinguished without any conversion thereof or consideration paid therefor; and

(iii)          each Subsidiary Owned Share will be converted into a number of validly issued, fully paid and nonassessable shares of common stock of the Surviving Corporation, or fraction thereof, such that the ownership percentage of each Subsidiary in the Surviving Corporation immediately following the Effective Time will equal the ownership percentage of such Subsidiary in the Issuer immediately prior to the Effective Time.

Holders of Dissenting Issuer Shares will be entitled to receive payment of the appraised value of such Dissenting Issuer Shares in accordance with the provisions of Section 262 of the DGCL.

The Merger Agreement also provides that, at the Effective Time, automatically and without any required action on the part of the holder thereof:

(i)            each outstanding option to purchase shares of Common Stock (each, a “Issuer Option”) granted under the Fifth Amended and Restated 2010 Stock Incentive Plan or the R1 RCM Inc. 2022 Inducement Plan (collectively, the “Issuer Equity Plans”) will be converted into the right to receive a cash payment equal in value to (A) the total number of shares of Common Stock subject to such Issuer Option multiplied by (B) the amount by which the Per Share Price exceeds the applicable per share exercise price of such Issuer Option, provided that if the applicable per share exercise price is equal to or exceeds the Per Share Price, such Issuer Option will be canceled for no consideration;

(ii)           each outstanding (but not yet settled) restricted stock unit award granted under any Issuer Equity Plan subject solely to service-based vesting criteria (each, a “Issuer RSU”), other than any Issuer RSU described in the following clause (iii), will be converted into the right to receive a cash payment equal in value to (A) the total number of shares of Common Stock subject to such Issuer RSU immediately prior to the Effective Time multiplied by (B) the Per Share Price;

(iii)          each outstanding Issuer RSU granted on or after the date of the Merger Agreement will be converted into the right to receive an amount in cash equal to (A) the number of shares of Common Stock subject to such Issuer RSU immediately prior to the Effective Time multiplied by (B) the Per Share Price, and will otherwise be subject to the same terms and conditions following the Effective Time (including the applicable vesting schedule) as were applicable to such Issuer RSU as of immediately prior to the Effective Time; and

(iv)          each outstanding restricted stock unit award granted under any Issuer Equity Plan subject to performance-based vesting criteria (each, a “Issuer PBRSU”) will be converted into the right to receive a cash payment equal in value to (A) the total number of shares of Common Stock subject to such Issuer PBRSU immediately prior to the Effective Time (determined in accordance with the terms of the respective Issuer PBRSU award) multiplied by (B) the Per Share Price.

The Merger Agreement also provides that, at the Effective Time:

(i)            each unexercised warrant to purchase shares of Common Stock (each, a “Issuer Warrant”) (other than any Issuer Warrant held as of the Effective Time by Buyer Parties, Holdings, any Holdings Subsidiary or the Partnership (the “Buyer Issuer Warrants”)) that is outstanding immediately prior to the Effective Time will be cancelled in exchange for the right to receive, promptly following the surrender of such Issuer Warrant to the Issuer (or Surviving Corporation) in accordance with its terms, a cash payment, without interest, equal in value to (A) the number of shares of Common Stock the holder of such Issuer Warrant would have received had such Issuer Warrant been exercised in full on a cash basis immediately prior to the Effective Time multiplied by (B) the amount, if any, by which the Per Share Price exceeds the applicable per share exercise price of such Issuer Warrant; and

(ii)           each outstanding Buyer Issuer Warrant will be cancelled and extinguished without any conversion thereof or consideration paid therefor, unless exercised in accordance with its terms prior to the Effective Time.

If the Merger is consummated, the Common Stock will be de-listed from Nasdaq and de-registered under the Securities Exchange Act of 1934, as amended, as promptly as practicable following the Effective Time.

Consummation of the Merger is subject to the mutual conditions set forth in the Merger Agreement, including, but not limited to, the: (i) affirmative vote of the holders of a majority of all of the outstanding shares of Common Stock to adopt the Merger Agreement (the “Requisite Stockholder Approval”); (ii) expiration or termination of any waiting periods applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and approval as required by other specified antitrust laws; and (iii) the absence of any law or order restraining, enjoining or otherwise prohibiting the Merger. In addition, the obligation of each party to consummate the Merger is conditioned upon the other party’s representations and warranties being true and correct (subject to certain customary materiality exceptions) and the other party having performed in all material respects its covenants, obligations and conditions under the Merger Agreement. The obligation of the Buyer Parties to consummate the Merger is also subject to the absence of a Company Material Adverse Effect.

Prior to the earlier of the termination of the Merger Agreement and the Effective Time, the Issuer will be subject to customary “no-shop” restrictions on its ability to solicit alternative acquisition proposals from third parties and to provide information to, and participate in discussions and engage in negotiations with, third parties regarding any alternative acquisition proposals, subject to a customary “fiduciary out” provision that allows the Issuer and the Special Committee, under certain specified circumstances, to provide information to, and participate in discussions and engage in negotiations with, third parties with respect to an acquisition proposal if the Special Committee determines in good faith (after consultation with its financial advisors and outside legal counsel) that such alternative acquisition proposal constitutes a Superior Proposal or would reasonably be expected to lead to a Superior Proposal, and the failure to take such actions would be inconsistent with its fiduciary duties pursuant to applicable law.

In addition, following receipt of a written bona fide acquisition proposal by the Issuer that the Special Committee determines in good faith, after consultation with its outside legal counsel and financial advisors, constitutes a Superior Proposal, either or both of the Board (acting on the recommendation of the Special Committee) and/or the Special Committee may, in certain circumstances prior to the time the Requisite Stockholder Approval is obtained and subject to certain notice and match rights of Parent, make a change in recommendation with respect to such Superior Proposal. Subject to similar provisions and requirements in the Merger Agreement, the Board (acting on the recommendation of the Special Committee) or the Special Committee may also effect a change in recommendation with respect to an Intervening Event.

The parties to the Merger Agreement have agreed to use their respective reasonable best efforts to consummate and make effective, as promptly as reasonably practicable but in no event later than April 30, 2025 (the “Termination Date”), the Merger, including by using reasonable best efforts to cause the conditions to the Merger to be satisfied. If necessary to receive clearance of the Merger pursuant to the HSR Act or other applicable antitrust laws, the Buyer Parties must offer, negotiate, commit to and effect, by consent decree, hold separate order or otherwise, the sale, divestiture, license or other disposition of any and all of the capital stock or other equity or voting interests, assets (whether tangible or intangible), rights, products or businesses of the Issuer and its subsidiaries and any other restrictions on the activities of the Issuer and its subsidiaries, except, in each case, if any of the foregoing (i) individually or in the aggregate, would have a material adverse effect on the business of the Issuer and its subsidiaries, taken as a whole, or (ii) would obligate any TA Person, CD&R Person, Parent or Merger Sub to take any action or agree to any restriction other than with respect to the capital stock or other equity or voting interests, assets (whether tangible or intangible), rights, products or businesses of Parent, the Issuer or its subsidiaries.

The Merger Agreement contains certain termination rights for the Issuer and the Parent. Upon termination of the Merger Agreement under specified circumstances, including the Issuer terminating the Merger Agreement to enter into an alternative acquisition agreement with respect to a Superior Proposal in accordance with the “fiduciary out” provisions of the Merger Agreement, the Issuer will be required to pay Parent a termination fee of $250,000,000 (the “Issuer Termination Fee”); provided that, in the event the Issuer Termination Fee becomes payable as a result of the termination of the Merger Agreement prior to the later of (a) 11:59 p.m., Eastern time, on September 14, 2024, and (b) 11:59 p.m., Eastern time, on the first business day after the end of any notice period (or any extensions thereof) with respect to a Superior Proposal for which such notice period commenced on or prior to September 14, 2024, to enter into an alternative acquisition agreement with respect to a Superior Proposal by a Qualified Bidder or in response to a change in recommendation by the Board or the Special Committee with respect to a Superior Proposal by a Qualified Bidder, then the Issuer will be required to pay Parent a termination fee of $71,143,709. The Issuer Termination Fee will also be payable if (a) the Merger Agreement is terminated under certain circumstances and prior to such termination, an acquisition proposal is publicly made, disclosed, or made known and the Issuer, within 12 months, consummates or enters into a definitive agreement for any transaction the proposal of which would have constituted an acquisition proposal if made prior to the termination of the Merger Agreement, or (b) Parent terminates the Merger Agreement upon a material breach by the Board or the Special Committee or an intentional and material breach by the Issuer or its representatives of certain provisions related to the no-shop restrictions and other obligations concerning acquisition proposals, the proxy statement and the meeting of the Issuer Stockholders. Upon termination of the Merger Agreement under specified circumstances, including if in certain circumstances Parent refuses to consummate the Merger within three business days after all of the required conditions have been satisfied, Parent will be required to pay the Issuer a termination fee of $550,000,000 (the “Reverse Termination Fee”). In addition to the foregoing termination rights, and subject to certain limitations therein, the Issuer or Parent may terminate the Merger Agreement if the Merger is not consummated by the Termination Date.

The Issuer also made customary representations and warranties in the Merger Agreement and agreed to customary covenants regarding the operation of the business of the Issuer and its subsidiaries prior to the consummation of the Merger. The Merger Agreement also provides that the Issuer, subject to the funding of required financing obligations and certain other requirements, or the Buyer Parties may specifically enforce the obligations under the Merger Agreement, including the obligation to consummate the Merger if the conditions set forth in the Merger Agreement are satisfied. The liability of the Issuer and the Buyer Parties is generally limited to the amount of the Reverse Termination Fee, except (a) each Party is also entitled to reimbursement for enforcement expenses in connection with the payment of the relevant termination fee in an amount up to $10,000,000, and (b) the Issuer is entitled to reimbursement for reasonable and documented out-of-pocket financing cooperation expenses and indemnity for losses suffered or incurred in connection with the arrangement of the debt financing in an amount up to $5,000,000 (the “Reimbursement Obligations”).

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete, and is subject to, and qualified in its entirety by reference to, the full text of the Merger Agreement, which is attached as Exhibit 7.13 hereto and which is incorporated herein by reference. The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Issuer, Parent, Merger Sub or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement as of the specific dates therein, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk among the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be reflected in the Issuer’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Issuer, Parent and Merger Sub and the transactions contemplated by the Merger Agreement that will be contained in or attached as an annex to the proxy statement that the Issuer will file in connection with the transactions contemplated by the Merger Agreement, as well as in the other filings that the Issuer will make with the SEC, including a Schedule 13E-3.

Financing Commitment Letters

Also on July 31, 2024, in connection with the execution of the Merger Agreement, Parent delivered (i) an equity commitment letter between Parent and the Guarantors party thereto, pursuant to which the Guarantors have committed, subject to the terms and conditions contained therein, to invest in Parent, directly or indirectly, the amount set forth therein, and (ii) a debt commitment letter between Parent and the debt financing sources identified therein, pursuant to which such debt financing sources have committed, subject to the terms and conditions contained therein, to provide financing in the amounts set forth therein to the Buyer Parties at or prior to Closing for the purpose of funding the Merger and the related fees and expenses thereto, on the terms and subject to the conditions set forth therein. The Issuer is an express third-party beneficiary of the equity commitment letter and is entitled to specifically enforce the obligations of the Guarantors, on the terms and subject to the conditions set forth therein.

Guarantee

Also on July 31, 2024, in connection with the execution of the Merger Agreement, Parent has delivered a limited guarantee from the Guarantors in favor of the Issuer, pursuant to which, on the terms and subject to the conditions contained therein, the Guarantors are guaranteeing the payment of the Reverse Termination Fee and the Reimbursement Obligations if, when and in circumstances in which such fee or obligations are due.

Voting Agreement

Also on July 31, 2024, the Partnership executed a voting agreement (the “Voting Agreement”) in favor of the Issuer, pursuant to which the Partnership agreed, among other things, to (i) vote all of its shares of Common Stock in favor of the approval and adoption of the Merger Agreement and the Merger, and (ii) vote all of its shares of the Common Stock against any proposal made in opposition to the Merger Agreement or the Merger.

The foregoing description of the Voting Agreement and the transactions contemplated thereby does not purport to be complete, and is subject to, and qualified in its entirety by reference to, the full text of the Voting Agreement, which is attached as Exhibit 7.14 hereto and which is incorporated herein by reference. The Voting Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Issuer, Parent, Merger Sub, the Partnership or their respective Subsidiaries or Affiliates. The representations, warranties and covenants contained in the Voting Agreement were made only for purposes of the Voting Agreement as of the specific dates therein, were solely for the benefit of the applicable parties to the Voting Agreement, may be subject to limitations agreed upon by the contracting parties, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Voting Agreement, which subsequent information may or may not be reflected in the Issuer’s public disclosures. The Voting Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Issuer, Parent, Merger Sub, the Partnership and the transactions contemplated by the Voting Agreement that will be contained in or attached as an annex to the proxy statement that the Issuer will file in connection with the transactions contemplated by the Voting Agreement, as well as in the other filings that the Issuer will make with the SEC, including a Schedule 13E-3.

ITEM 7. Materials to be Filed as Exhibits.

The following documents noted as Exhibit 7.13 and Exhibit 7.14 are filed exhibits to this Statement:

Exhibit Number	Description of Exhibit

Exhibit 7.13	Agreement and Plan of Merger, dated as of July 31, 2024, by and among R1 RCM Inc., Raven Acquisition Holdings, LLC and Project Raven Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Issuer on August 1, 2024).
Exhibit 7.14	Voting Agreement, dated as of July 31, 2024, by and between R1 RCM Inc. and TCP-ASC ACHI Series LLLP (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on August 1, 2024).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 1, 2024

TCP-ASC ACHI SERIES LLLP

By: TCP-ASC GP, LLC, its General Partner

By:	/s/ Glenn F. Miller
Name:	Glenn F. Miller
Title:	Vice President

TCP-ASC GP, LLC

By:	/s/ Glenn F. Miller
Name:	Glenn F. Miller
Title:	Vice President

TI IV ACHI Holdings GP, LLC

By:	/s/ Glenn F. Miller
Name:	Glenn F. Miller
Title:	Vice President

[Signature Page to 13D Amendment]

TI IV ACHI HOLDINGS, LP

By: TI IV ACHI Holdings GP, LLC, its General Partner

By:	/s/ Glenn F. Miller
Name:	Glenn F. Miller
Title:	Vice President

TOWERBROOK INVESTORS LTD.

By:	/s/ Neal Moszkowski
Name:	Neal Moszkowski
Title:	Director

NEAL MOSZKOWSKI

/s/ Neal Moszkowski
Neal Moszkowski

JONATHAN BILZIN

/s/ Jonathan Bilzin
Jonathan Bilzin

KARIM SADDI

/s/ Karim Saddi
Karim Saddi

[Signature Page to 13D Amendment]

ASCENSION HEALTH ALLIANCE

By:	/s/ Christine McCoy
Name:	Christine McCoy
Title:	Executive Vice President & General Counsel

[Signature Page to 13D Amendment]